Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204906

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated July 23, 2015)

Shell Midstream

Partners

7,692,308 Common Units

Representing Limited Partner Interests

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated July 23, 2015, covering the offer and resale of common units by the selling unitholders identified on page 10 of the prospectus, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 2, 2015.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 2, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 2, 2015

Shell Midstream Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-36710	46-5223743
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Shell Plaza 910 Louisiana Street Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 241-6161

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

This Current Report on Form 8-K is being filed by Shell Midstream Partners, L.P. (the “Partnership”) to update the historical financial information of Poseidon Oil Pipeline Company, L.L.C. (“Poseidon”), in which the Partnership acquired a 36% equity interest effective July 1, 2015.

The unaudited historical financial statements of Poseidon, including the related notes thereto, as of and for the six months ended June 30, 2015 are provided in Exhibit 99.1 and incorporated herein by reference.

This Current Report on Form 8-K is also being filed to include the unaudited pro forma condensed consolidated financial statements of the Partnership as of and for the six months ended June 30, 2015 and for the year ended December 31, 2014 in accordance with Article 11 of Regulation S-X, which are provided in Exhibit 99.2 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Number	Description

99.1	Unaudited historical financial statements of Poseidon as of and for the six months ended June 30, 2015, together with the related notes to the financial statements.

99.2	Unaudited pro forma condensed consolidated financial statements of Shell Midstream Partners, L.P. as of and for the six months ended June 30, 2015 and for the year ended December 31, 2014.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL MIDSTREAM PARTNERS, L.P.

By:	Shell Midstream Partners GP LLC,
its general partner

By:	/s/ Lori M. Muratta
Lori M. Muratta
Vice President, General Counsel and Secretary

Date: November 2, 2015

3

INDEX TO EXHIBITS

Number	Description

99.1	Unaudited historical financial statements of Poseidon as of and for the six months ended June 30, 2015, together with the related notes to the financial statements.

99.2	Unaudited pro forma condensed consolidated financial statements of Shell Midstream Partners, L.P. as of and for the six months ended June 30, 2015 and for the year ended December 31, 2014.

4

Exhibit 99.1

Poseidon Oil Pipeline Company, L.L.C.

Poseidon Oil Pipeline Company, L.L.C.

Unaudited Balance Sheets

(in thousands of dollars)

	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$887	$4,119
Accounts receivable - trade	12,410	12,282
Accounts receivable - related parties	1,663	202
Crude oil inventory	1,115	474
Debt issuance costs	260	87
Other current assets	799	53

Total current assets	17,134	17,217
Property, plant and equipment, net	255,496	262,651
Other assets	957	—

Total assets	$273,587	$279,868

Liabilities and Members’ Equity
Current liabilities
Accounts payable - trade	$6,204	$7,406
Accounts payable - related parties	171	776
Deferred revenue	13,040	8,590
Other current liabilities	231	150

Total current liabilities	19,646	16,922
Long-term debt	195,250	195,250
Other liabilities	1,353	1,302
Commitments and contingencies (see Note 8)
Members’ equity	57,338	66,394

Total liabilities and members’ equity	$273,587	$279,868

The accompanying notes are an integral part of these financial statements.

Poseidon Oil Pipeline Company, L.L.C.

Unaudited Statements of Operations

(in thousands of dollars)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
Crude oil handling revenues:
Third parties	$24,808	$9,577	$49,818	$29,736
Related parties	8,516	16,013	12,036	22,288

Total crude oil handling revenues	33,324	25,590	61,854	52,024

Costs and expenses:
Crude oil handling costs:
Third parties	200	2,360	228	4,053
Related parties	330	1,475	629	2,799

Total crude oil handling costs	530	3,835	857	6,852

Other operating costs and expenses:
Third parties	802	1,511	1,737	1,656
Related parties	2,012	2,055	4,057	4,163

Total other operating costs and expenses	2,814	3,566	5,794	5,819

Depreciation and accretion	3,876	2,857	7,839	5,699
General and administrative	57	25	81	49

Total costs and expenses	7,277	10,283	14,571	18,419

Operating income	26,047	15,307	47,283	33,605

Other expense:
Interest expense	(1,162)	(796)	(2,339)	(1,545)

Total other expense	(1,162)	(796)	(2,339)	(1,545)

Net income	$24,885	$14,511	$44,944	$32,060

The accompanying notes are an integral part of these financial statements.

Poseidon Oil Pipeline Company, L.L.C.

Unaudited Statements of Cash Flows

(in thousands of dollars)

	For the Six Months Ended June 30,
	2015	2014
Operating activities:
Net income	$44,944	$32,060
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion expenses	8,016	5,829
Loss (gain) on sale of assets	(5)	92
Effect of changes in operating accounts:
Increase in accounts receivable	(1,564)	(23,278)
Decrease (increase) in crude oil inventories	(641)	6,069
Increase in other current assets	(436)	(89)
Increase (decrease) in accounts payable	(828)	18,638
Increase in other current liabilities	4,533	(43)

Net cash provided by operating activities	54,019	39,278

Investing activities:
Capital expenditures	(1,952)	(7,972)
Proceeds from asset sales	5	—

Cash used in investing activities	(1,947)	(7,972)

Financing activities:
Debt issuance costs	(1,304)	—
Borrowings under revolving credit facilities	32,250	16,500
Repayments of principal	(32,250)	(8,500)
Cash distributions to Members	(54,000)	(41,000)

Cash used in financing activities	(55,304)	(33,000)

Net change in cash and cash equivalents	(3,232)	(1,694)
Cash and cash equivalents, beginning of period	4,119	3,031

Cash and cash equivalents, end of period	$887	$1,337

Supplemental disclosure of cash flow information:
Current liabilities for capital expenditures at end of period	$220	$3,794

Cash paid for interest, net of amounts capitalized	$2,176	$2,220

The accompanying notes are an integral part of these financial statements.

Poseidon Oil Pipeline Company, L.L.C.

Unaudited Statements of Members’ Equity

(in thousands of dollars)

	Poseidon Pipeline Company, L.L.C. (36%)	Shell Oil Products U.S. (36%)	GEL Poseidon, LLC (28%)	Total
Balance – December 31, 2014	$23,902	$23,902	$18,590	$66,394
Net income	16,180	16,180	12,584	44,944
Cash distributions to Members	(19,440)	(19,440)	(15,120)	(54,000)

Balance – June 30, 2015	$20,642	$20,642	$16,054	$57,338

	Poseidon Pipeline Company, L.L.C. (36%)	Shell Oil Products U.S. (36%)	GEL Poseidon, LLC (28%)	Total
Balance – December 31, 2013	$32,718	$32,718	$25,446	$90,882
Net income	11,541	11,541	8,978	32,060
Cash distributions to Members	(14,760)	(14,760)	(11,480)	(41,000)

Balance – June 30, 2014	$29,499	$29,499	$22,944	$81,942

The accompanying notes are an integral part of these financial statements.

Poseidon Oil Pipeline Company, L.L.C.

Notes to Unaudited Financial Statements

1.	Company Organization and Description of Business

Company Organization

Poseidon Oil Pipeline Company, L.L.C. (“Poseidon”) is a Delaware limited liability company formed in February 1996 to design, construct, own and operate an unregulated crude oil pipeline system located in the central Gulf of Mexico offshore Louisiana. Unless the context requires otherwise, references to “we”, “us”, “our” or “the Company” within these notes are intended to mean Poseidon.

At June 30, 2015 we were owned (i) 36% by Poseidon Pipeline Company, L.L.C. (“Enterprise”), (ii) 36% by Equilon Enterprises LLC (d/b/a Shell Oil Products U.S., “Shell”) and (iii) 28% by GEL Poseidon, LLC (“Genesis”). Enterprise, Shell and Genesis are referred to individually as a “Member,” or collectively as the “Members.” On July 1, 2015, Shell contributed its ownership interest in Poseidon to Shell Midstream Partners, L.P. On July 24, 2015, the ownership interest held by Enterprise was transferred to Genesis as a part of the sale of Enterprise Products Partners, L.P.’s sale of its offshore business.

Description of Business

The Poseidon Oil Pipeline System (the “Pipeline”) gathers crude oil production from the outer continental shelf and deepwater areas of the Gulf of Mexico offshore Louisiana for delivery to onshore locations in south Louisiana. The Poseidon system extends 366 miles and has an approximate capacity of 430 thousand barrels per day. The system includes a pipeline junction platform located at South Marsh Island 205 (“SMI-205”). Manta Ray Gathering Company, L.L.C. (“Manta Ray”), an affiliate of Enterprise, serves as operator of the Pipeline.

See Note 3 for information regarding major capital projects completed in 2014.

2.	Significant Accounting Policies

Our financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Except as noted within the context of each footnote disclosure, dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

In preparing these financial statements, the Company has evaluated subsequent events for potential recognition or disclosure through November 2, 2015, the issuance date of the financial statements.

Basis of Presentation

Our results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of results expected for the full year of 2015. In our opinion, the accompanying unaudited financial statements as of June 30, 2015 and for the three and six months ended June 30, 2015 include all adjustments consisting of normal recurring accruals necessary for fair presentation.

Cash and Cash Equivalents

Cash and cash equivalents represent unrestricted cash on hand and may also include highly liquid investments with original maturities of less than three months from the date of purchase.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued and the nature of the contingent liability would be disclosed in the Company’s financial statements.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed or recorded unless they involve guarantees that are material to the Company, in which case the nature of the guarantee would be disclosed.

We had no matters requiring loss contingency accruals or disclosure at December 31, 2014 or June 30, 2015.

Crude Oil Handling Costs

Crude oil handling costs represent (i) expenses we incur as a result of utilizing third party-owned pipelines in the provision of services and (ii) quality bank expenses we record as a result of selling common stream crude oil to producers. Quality bank charges are incurred when the crude oil we sell back to producers is of a lesser quality than the crude oil we originally purchased from the producer.

Environmental Costs

Our operations are subject to extensive federal environmental regulations. Environmental costs for remediation are accrued based on estimates of known remediation requirements. Such accruals are based on management’s best estimate of the ultimate cost to remediate a site and are adjusted as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies and regulatory approvals. Expenditures to mitigate or prevent future environmental contamination are capitalized. Ongoing environmental compliance costs are charged to expense as incurred. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. There were no environmental remediation liabilities incurred as of June 30, 2015 or December 31, 2014.

Estimates

Preparing our financial statements in conformity with GAAP requires us to make estimates that affect amounts presented in the financial statements. Our most significant estimates relate to (i) the useful lives and depreciation methods used for fixed assets; (ii) measurement of fair value and projections used in impairment testing of fixed assets; (iii) contingencies; and (iv) revenue and expense accruals.

Actual results could differ materially from our estimates. On an ongoing basis, we review our estimates based on currently available information. Any changes in the facts and circumstances underlying our estimates may require us to update such estimates, which could have a material impact on our financial statements.

Fair Value Information

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Impairment Testing for Long-Lived Assets

Long-lived assets such as property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques. No asset impairment charges were recognized during the three and six months ended June 30, 2015 or 2014.

Income Taxes

We are organized as a pass-through entity for federal income tax purposes. As a result, our financial statements do not provide for such taxes and our Members are individually responsible for their allocable share of our taxable income for federal income tax purposes.

Inventories

We take title to crude oil volumes we purchase from producers and volumes we obtain through contractual pipeline loss allowances. Timing and measurement differences between receipt and delivery volumes, as well as fluctuations in crude oil pricing, impact our inventory balances. Our inventory amounts are presented at the lower of average cost or market.

Due to fluctuating crude oil prices, we recognize lower of cost or market adjustments when the carrying value of our crude oil inventory exceeds its net realizable value. These non-cash charges are a component of “Crude oil handling costs” on our Unaudited Statements of Operations in the period they are recognized. We recognized $0.1million of lower of cost or market adjustments for the three and six months ended June 30, 2015. There were $0.1 million of lower of cost or market adjustments for the six months ended June 30, 2014. These adjustments during the three months ended June 30, 2014 were immaterial.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

In general, depreciation is the systematic and rational allocation of an asset’s cost, less its residual value (if any), to the reporting periods it benefits. Our property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Our estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of our assets.

Asset retirement obligations (“AROs”) are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, construction, development and/or normal operation. When an ARO is incurred, we record a liability for the ARO and capitalize an equal amount as an increase in the carrying value of the related long-lived asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the liability is accreted to its present value (through accretion expense) and the capitalized amount is depreciated over the remaining useful life of the related long-term asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts. See Note 3 for additional information regarding our property, plant and equipment and related AROs.

Revenue Recognition

Crude oil handling revenues are generated from purchase and sale agreements whereby we purchase crude oil from producers at various receipt points along the Pipeline for a contractual fixed price (less a “handling fee”) and sell common stream crude oil back to the producers at various redelivery points at the same contractual fixed price (before the handling fee was applied). Since these purchase and sale transactions are with the same customer and entered into in contemplation of one another, the purchase and sales amounts are netted against one another and the residual handling fees are recognized as crude oil handling revenue. The intent of these buy-sell arrangements is to earn a fee for handling crude oil (a service to the producer) and not to engage in crude oil marketing activities. We also net the corresponding receivables and payables from such transactions on our Balance Sheets for consistency of presentation.

We have entered into long-term pipeline capacity reservation agreements with the Lucius producers. The term of these agreements is 20 years (July 2014 through June 2034), which corresponds to the period of dedicated production from the Lucius producers under the agreements. The amount of pipeline capacity reserved each year for the Lucius producers is based on their expected production volumes for that period (as defined in the contract). The capacity reservation agreements require the Lucius producers to make scheduled minimum bill payments to us (as defined in the contract). We defer that portion of the minimum bill payments that relate to future performance obligations under the contract. We recognized $3.3 million and $6.5 million of pipeline capacity reservation revenues from the Lucius producers during the three and six months ended June 30, 2015, respectively. At December 31, 2014 and June 30, 2015, our deferred revenue attributable to the Lucius agreements totaled $6.0 million and $11.7 million, respectively.

Our agreements with the Lucius producers also provide for fees on volumes handled on our Pipeline. With the inception of Lucius production flows in January 2015, we began billing these amounts. Amounts billed for the six months ended June 30, 2015 were $7.7 million.

3.	Property, Plant and Equipment

Our property, plant and equipment values and accumulated depreciation balances were as follows at the dates indicated:

	Estimated Useful Life	June 30, 2015	December 31, 2014
Platforms and facilities	20-30 years	$432,593	$431,988
Construction in progress		71	43

Total		432,664	432,031
Less: Accumulated depreciation		(177,168)	(169,380)

Property, plant and equipment, net		$255,496	$262,651

In September 2014, we completed modifications to our SMI-205 platform and equipment we own on the Ship Shoal 332A (“SS-332A”) platform owned by Manta Ray. These modifications were made in connection with an affiliate pipeline project, which delivers crude oil volumes to us from the Lucius production field located in the Southeast Keathley Canyon area of the deepwater Gulf of Mexico. The affiliate pipeline project was completed in July 2014, with first production flows from the Lucius producers in January 2015.

Depreciation expense was $3.9 million and $2.9 million for the three months ended June 30, 2015 and 2014. For the six months ended June 30, 2015 and 2014, depreciation expense was $7.8 million and $5.7 million, respectively.

Asset Retirement Obligations

Our AROs result from regulatory requirements that would be triggered by the retirement of our offshore pipeline and platform assets. The following table presents information regarding our estimable asset retirement liabilities for the periods noted.

	For the Six Months Ended June 30,
	2015	2014
Balance of ARO at beginning of period	$1,302	$1,587
Liabilities settled	—	(172)
Accretion expense	51	47

Balance of ARO at end of period	$1,353	$1,462

Certain segments of our pipeline system were constructed under permits issued by the U.S. Army Corps of Engineers (the “CoE”). These permits generally require that, upon abandonment of a pipeline segment, we restore the location to its pre-existing condition. Historically, the CoE has allowed pipeline owners to abandon a pipeline segment in-place; however, in a June 2015 letter to the owner of a natural gas gathering system located in the state waters of Texas, the CoE requested that the pipeline operator fully remove the pipelines from the Gulf of Mexico in accordance with its permits. In light of this recent development, the CoE might require us to fully remove any pipeline segments that we abandon (that are within the CoE’s jurisdiction) rather than abandon them in place. Given that we are uncertain as to how the CoE would respond to any abandonment request we might make in the distant future, we are not able to estimate the amount of incremental asset retirement costs that we could incur if the CoE required the full removal of any of our pipeline segments under its jurisdiction. Accordingly, we have not made any provision for such matters in our financial statements.

Property, plant and equipment at both June 30, 2015 and December 31, 2014 includes $0.2 million of asset retirement costs that were capitalized as an increase in the associated long-lived asset.

The following table presents our forecast of accretion expense for the years indicated:

Remainder of 2015	2016	2017	2018	2019
$38	$81	$88	$94	$102

4.	Segment Reporting

We report in one business segment, Offshore Crude Oil Pipelines, which consists of providing crude oil handling services to producers in the developments that we serve. The following table summarizes our financial information with respect to this business segment:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
Segment revenues:
Handling fees	$26,827	$25,590	$49,115	$52,024
Capacity reservation fees	6,497	—	12,739	—

Total crude oil handling revenues	$33,324	$25,590	$61,854	$52,024

Segment operating income	$26,047	$15,307	$47,283	$33,605

Segment net income	$24,885	$14,511	$44,944	$32,060

	June 30, 2015	December 31, 2014
Segment assets	$273,587	$279,868

Handling fees began declining in mid-2014 primarily due to discontinuation of the Auger strategy in anticipation of first flows from the Lucius producers.

Capacity reservation fees have increased as a result of our long-term agreements with the Lucius producers (see Note 2) as well as a one-year agreement with another producer.

5.	Debt Obligation

April 2011 Credit Facility

In April 2011, we entered into a revolving bank credit facility that had an initial borrowing capacity of $125 million, which was increased over time to $225 million. The weighted-average variable interest rate charged under the April 2011 credit facility was approximately 2.3% during the year ended December 31, 2014. From January 1, 2015 through the date of its termination, the weighted-average variable interest rate charged under the April 2011 credit facility was approximately 2.3%. In addition, we paid commitment fees on the unused portion of the revolving credit facility at rates that varied from 0.25% to 0.375%.

The April 2011 credit facility included customary financial covenants that, if breached, would have accelerated the maturity date of the debt. We were in compliance with these financial covenants at December 31, 2014.

The April 2011 credit facility was set to mature in April 2015; however, the facility was terminated in February 2015 and its outstanding principal balance of $186.8 million was refinanced under the new February 2015 credit facility (see below).

February 2015 Credit Facility

In February 2015, we entered into an amended and restated revolving credit agreement having an initial borrowing capacity of $225 million, with a provision that its borrowing capacity could be expanded to $275 million with additional commitments from the lenders. Amounts borrowed under the February 2015 credit facility mature in February 2020. We used $186.8 million of borrowing capacity under the new credit facility to refinance principal amounts that were outstanding under the April 2011 credit facility at termination. We incurred $1.3 million of debt issuance costs related to the February 2015 Credit Facility of which $0.3 million is deferred within current assets and $1.0 million is deferred within other assets on our Unaudited Balance Sheet at June 30, 2015.

The weighted-average variable interest rate charged under the February 2015 credit facility was approximately 2.2% from its inception through June 30, 2015. Interest rates charged under the 2015 credit facility are dependent on certain quarterly financial ratios (as defined in the credit agreement). For Eurodollar loans where our leverage ratio is greater than or equal to 1:1 and less than 2:1, the interest rate is the London Interbank Offered Rate (“LIBOR”) plus 1.75%, and for Base Rate loans (as defined in the credit agreement), the interest rate is 0.75% plus a variable base rate equal to the greater of (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.00%. The interest rate on Eurodollar and Base Rate loans would increase by 0.25% if our leverage ratio increased to greater than 2:1 and would decrease by 0.25% if our leverage ratio decreased to less than or equal to 1:1. In addition, we pay commitment fees on the unused portion of the revolving credit facility at rates that vary from 0.25% to 0.375%.

The February 2015 credit facility is non-recourse to our Members and secured by our assets. The February 2015 credit facility also contains customary covenants such as restrictions on debt levels, liens, guarantees, mergers, sale of assets and distributions to Members. A breach of any of these covenants could result in acceleration of our debt financial obligations. We were in compliance with the covenants of our credit facility at June 30, 2015.

In general, if an Event of Loss occurs (as defined in the credit agreement), we are obligated to either repair the damage or use any insurance proceeds we receive to reduce debt principal outstanding.

6.	Members’ Equity

As a limited liability company, our Members are not personally liable for any of our debts, obligations or other liabilities. Income or loss amounts are allocated to Members based on their respective membership interests. Cash contributions by and distributions to Members are also based on their respective membership interests.

Cash distributions to Members are determined by our Management Committee, which is responsible for conducting the Company’s affairs in accordance with our limited liability agreement.

7.	Related Party Transactions

The following table summarizes our related party transactions for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Crude oil handling revenues:
Shell affiliates	$8,076	$12,949	$11,566	$19,209
Enterprise affiliates	440	3,064	470	3,079

Total	$8,516	$16,013	$12,036	$22,288

Crude oil handling costs:
Shell affiliates	$205	$1,462	$420	$2,749
Enterprise affiliates	125	13	209	50

Total	$330	$1,475	$629	$2,799

Other operating costs and expenses:
Enterprise affiliates	$2,012	$2,055	$4,057	$4,163

Other operating costs and expenses include amounts charged to us by Manta Ray for operator fees and space on their SS-332A platform.

The following table summarizes our related party accounts receivable and accounts payable amounts at the dates indicated:

	June 30, 2015	December 31, 2014
Accounts receivable - related parties:
Enterprise affiliates	$382	$202
Shell affiliates	1,281	—

Total accounts receivable – related parties	$1,663	$202

Accounts payable - related parties:
Enterprise affiliates	$171	$635
Shell affiliates	—	141

Total accounts payable – related parties	$171	$776

8.	Commitments and Contingencies

Regulatory and Legal

As part of our normal business activities, we are subject to various laws and regulations, including those related to environmental matters. In the opinion of management, compliance with existing laws and regulations will not materially affect our financial position, results of operations or cash flows.

Also, in the normal course of business, we may be a party to lawsuits and similar proceedings before various courts and governmental agencies involving, for example, contractual disputes, environmental issues and other matters. We are not aware of any such matters at June 30, 2015 or December 31, 2014. If new information becomes available, we will establish accruals and/or make disclosures as appropriate.

Other Commitments

At June 30, 2015, short-term payment obligations relating to capital expenditures, which represent unconditional payment obligations to vendors for products to be delivered in connection with capital projects, were immaterial.

9.	Significant Risks

Production and Credit Risk due to Customer Concentration

Offshore pipeline systems such as ours are directly impacted by exploration and production activities in the Gulf of Mexico for crude oil. Crude oil reserves are depleting assets. Our crude oil pipeline system must access additional reserves to offset either (i) the natural decline in production from existing connected wells or (ii) the loss of production to a competing takeaway pipeline. We actively seek to offset the loss of volumes due to depletion by adding connections to new customers and production fields.

Regulatory Risk

To the extent that new regulations or other governmental actions significantly curtail the exploration and production activities of Gulf of Mexico producers connected to our Pipeline or increase the estimated future costs associated with our asset retirement obligations, it could have a material adverse effect on our financial position, results of operations or cash flows.

Insurance Risks

Our assets are located offshore Louisiana in the Gulf of Mexico, which is prone to tropical weather events such as hurricanes. Our Members are required to maintain certain levels of insurance with respect to our assets (excluding windstorm coverage). If our assets were significantly damaged in a storm, it could have a material impact on our financial position, results of operations and cash flows.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Background

The unaudited pro forma condensed consolidated financial statements of Shell Midstream Partners, L.P. (“we,” “our” or “the Partnership”) as of and for the six months ended June 30, 2015, and for the year ended December 31, 2014, are based upon our historical audited and unaudited financial statements and those of Mars Oil Pipeline Company, L.P. (“Mars”), Bengal Pipeline Company LLC (“Bengal”) and Poseidon Oil Pipeline Company, L.L.C. (“Poseidon”).

In conjunction with our Initial Public Offering (“IPO”) on November 3, 2014, we acquired a 43.0% ownership interest in Zydeco Pipeline Company LLC (“Zydeco”), a 28.9% equity interest in Mars, a 49.0% equity interest in Bengal and a 1.618% interest in Colonial Pipeline Company (“Colonial”) from Shell Pipeline Company LP (“SPLC”).

Predecessor Accounting Periods

References to the Partnership or other expressions defined above for time periods prior to November 3, 2014 refer to our predecessor for accounting purposes (“Predecessor”). The Predecessor’s financial results included in our condensed consolidated statements of income and condensed consolidated statements of cash flows contain the financial results of the following predecessor entities for the time periods indicated.

For the accounting periods prior through June 30, 2014, the Predecessor’s financial results are those of the crude oil pipeline system from Houston, Texas to Houma, Louisiana (“Ho-Ho”) wholly owned by SPLC.

On July 1, 2014, SPLC formed Zydeco to receive the fixed assets and certain agreements of Ho-Ho and other related fixed assets of SPLC. For the accounting periods from July 1, 2014 through November 2, 2014, the Predecessor’s financial results are those of Zydeco.

Post-IPO Transactions

On May 12, 2015, we acquired an additional 19.5% ownership interest in Zydeco and an additional 1.388% interest in Colonial from SPLC for $448.0 million. The transaction closed on May 18, 2015, with an effective date of April 1, 2015. To fund the acquisition, we entered into a common unit purchase agreement with certain institutional investors to sell 7,692,308 common units representing limited partner interests in a private placement for net proceeds of $297.2 million ($300 million, net of $2.8 million in placement agent fees and expenses). The remaining balance of the funding was provided by $70.8 million in borrowings from our existing five-year revolving credit facility agreement (“Five Year Revolver”) with our affiliate, Shell Treasury Center (West) Inc. (“STCW”) and $80.0 million of cash on hand.

On July 1, 2015, we acquired a 36.0% equity interest in Poseidon from Equilon Enterprises LLC, d/b/a Shell Oil Products US (“SOPUS”) for $350 million. In connection with the acquisition of SOPUS’ 36.0% interest in Poseidon, we entered into a $100.0 million revolving credit facility agreement (“364 Day Revolver”) with STCW as lender. The 364 Day Revolver will mature on June 30, 2016. The Poseidon acquisition was funded with borrowings of $100 million under the 364 Day Revolver and $250.0 million from the Five Year Revolver.

Basis of Presentation

Pro Forma Financial Statements

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2015 has been prepared as though the post-IPO transactions related to the Poseidon acquisition occurred on June 30, 2015. The unaudited pro forma condensed consolidated statement of income for the six months ended June 30, 2015 has been prepared as though the above Post-IPO transactions occurred on January 1, 2014.

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 has been prepared as though the above post-IPO transactions as well as the acquisitions of equity interests in Mars and Bengal occurred on January 1, 2014. To account for the fact that the Partnership was formed on November 3, 2014, activity before that date is attributed to our Predecessor.

The unaudited pro forma condensed consolidated financial statements also reflect the following significant assumptions and transactions:

•	$350.0 million in additional borrowings from our credit facilities;

•	distribution of proceeds to SPLC and SOPUS as described in Post-IPO Transactions above;

•	interest expense resulting from the additional $350.0 million borrowing from our credit facilities; and

•	other operating and general and administrative expense as indicated in the footnotes to our pro forma financial statements.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical audited and unaudited financial statements and those of Mars, Bengal and Poseidon as well as the related notes set forth or incorporated by reference in this Form 8-K.

The adjustments to the historical audited and unaudited financial statements are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions will differ from the pro forma adjustments. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have occurred if the transaction had been completed on the dates indicated or what could be achieved in the future. However, we believe the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events directly attributable to the conveyance, and reflect those items expected to have a continuing impact on the Partnership for purposes of the unaudited pro forma condensed consolidated statement of income.

Financial Statements of the Partnership

Zydeco is consolidated within our financial statements as a subsidiary. We obtained control of Zydeco on the date of our IPO via a voting agreement with SPLC through which we have voting power over the ownership interests retained by SPLC in Zydeco. The ownership interest in Zydeco retained by SPLC is reflected as noncontrolling interest in our consolidated financial statements.

The equity investments in Mars, Bengal and Poseidon are recorded at SPLC’s historical book value as the transactions in which these investments were transferred or sold to the Partnership were transactions between entities under common control. Such transactions are accounted for prospectively at the time of the contribution under the equity method of accounting. The investment in Colonial is accounted for prospectively at the time of contribution using the cost method of accounting.

Shell Midstream Partners L.P.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2015

	Shell Midstream Partners, L.P.	Poseidon (a)	Pro Forma Adjustments		Shell Midstream Partners, L.P. Pro Forma
	(in millions of dollars)
ASSETS
Current assets
Cash and cash equivalents	$113.0	$—	$350.0	(c)	$112.9
			(350.0	)(d)
			(0.1	)(c)
Accounts receivable – third parties, net	14.7	—	—		14.7
Accounts receivable – related parties	7.7	—	—		7.7
Allowance oil	3.3	—	—		3.3
Prepaid expenses	1.4	—	—		1.4

Total current assets	140.1	—	(0.1)		140.0
Equity method investments	155.3	30.5	—		185.8
Property, plant and equipment, net	272.7	—	—		272.7
Other assets	6.9	—	0.1	(c)	7.0

Total assets	$575.0	$30.5	$—		$605.5

LIABILITIES
Current liabilities
Accounts payable – third parties	$0.5	$—	$—		$0.5
Accounts payable – related parties	4.8	—	—		4.8
Deferred revenue – third parties	17.8	—	—		17.8
Deferred revenue – related parties	9.3	—	—		9.3
Accrued liabilities – third parties	10.2	—	—		10.2
Accrued liabilities – related parties	1.3	—	—		1.3
Debt payable to affiliate	70.8		350.0	(c)	420.8
Distribution payable to noncontrolling interest	15.8	—	—		15.8

Total current liabilities	130.5	—	350.0		480.5

Total liabilities	130.5	—	350.0		480.5
Commitments and Contingencies
EQUITY
Common unitholders – public	1,320.8	—	—		1,320.8
Common unitholder – SPLC	(137.8)	—	—		(137.8)
Subordinated unitholder – SPLC	(433.4)	—	—		(433.4)
General Partner – SPLC	(404.1)	30.5	(350.0	)(d)	(723.6)
	—	—	—		—

Total partners’ capital	345.5	30.5	(350.0)		26.0
Noncontrolling interest	99.0	—	—		99.0

Total Equity	444.5	30.5	(350.0)		125.0

Total liabilities and equity	$575.0	$30.5	$—		$605.5

See accompanying notes to unaudited pro forma consolidated financial statements.

Shell Midstream Partners L.P.

Unaudited Pro Forma Consolidated Statement of Operations

Six Months Ended June 30, 2015

	Shell Midstream Partners L.P.	Zydeco & Colonial (b)	Poseidon (a)	Pro Forma Adjustments	Shell Midstream Partners, L.P. Pro Forma
	(in millions, except per unit data)
Revenue
Third parties	$87.8	$—	$—	$—	$87.8
Related parties	21.5	—	—	—	21.5

Total revenue	109.3	—	—	—	109.3
Costs and expenses
Operations and maintenance – third party	14.6	—	—	0.2 (e)	14.8
Operations and maintenance – related party	7.3	—	—	0.2 (e)	7.5
General and administrative – third party	5.0	—	—	—	5.0
General and administrative – related party	9.8	—	—	—	9.8
Depreciation	6.9	—	—	—	6.9
Property and other taxes	6.4	—	—	—	6.4

Total costs and expenses	50.0	—	—	0.4	50.4

Operating Income	59.3	—	—	(0.4)	58.9
Income from equity investments	23.3	—	15.7	—	39.0
Dividend income from investment	3.9	1.4	—	—	5.3
Other income	1.0	—	—	—	1.0

Income from other investments	28.2	1.4	15.7	—	45.3
Interest expense, net	0.5	—	—	2.9 (f)	3.4

Income before income taxes	87.0	1.4	15.7	(3.3)	100.8
Income tax expense	0.3	—	—	—	0.3

Net income	86.7	1.4	15.7	(3.3)	100.5
Less: Net income attributable to noncontrolling interests	30.9	(6.1)	—	—	24.8

Net income attributable to the Partnership	$55.8	$7.5	$15.7	$(3.3)	$75.7

General partner’s interest in net income	$1.2				$6.4
Limited partners’ interest in net income	$54.6				$69.3

Net income per limited partners’ unit (basic and diluted)
Common units	$0.39				$0.49
Subordinated units	$0.39				$0.49

Weighted average Limited Partner Units outstanding – Basic and Diluted
Common units	71,342,471				75,167,376
Subordinated units	67,475,068				67,475,068

See accompanying notes to unaudited pro forma consolidated financial statements.

Shell Midstream Partners L.P.

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2014

		IPO Transactions				Post-IPO Transactions
	Shell Midstream Partners, L.P.	Nine Months Ended September 30, 2014		Equity in Earnings October 1 - November 2, 2014 (g)	Colonial Investment January 1 - November 2, 2014 (h)	Additional Interest in Zydeco & Colonial (b)	Poseidon (a)	Other Adjustments		Shell Midstream Partners, L.P. Pro Forma

		Mars (g)	Bengal (g)
	(in millions, except per unit data)
Revenue
Third parties	$136.9	$—	$—	$—	$—	$—	$—	$—		$136.9
Related parties	45.5	—	—	—	—	—	—	—		45.5

Total revenue	182.4	—	—	—	—	—	—	—		182.4
Costs and expenses
Operations and maintenance – third party	31.0	—	—	—	—	—	—	0.5	(e)	33.2
								1.7	(i)
Operations and maintenance – related party	16.0	—	—	—	—	—	—	0.8	(e)	15.3
								(1.5	)(i)
Loss from disposition of fixed assets	0.2	—	—	—	—	—	—	—		0.2
General and administrative – third party	3.2	—	—	—	—	—	—	1.1	(j)	4.3
General and administrative – related party	13.6	—	—	—	—	—	—	7.1	(k)	20.2
		—	—	—	—	—	—	(0.5	)(l)
Depreciation	11.6	—	—	—	—	—	—	—		11.6
Property and other taxes	5.5	—	—	—	—	—	—	—		5.5

Total costs and expenses	81.1	—	—	—	—	—	—	9.2		90.3

Operating Income	101.3	—	—	—	—	—	—	(9.2)		92.1
Income from equity investments	6.7	17.6	14.6	4.4	—	—	23.8	—		67.1
Dividend income from investment	0.8	—	—	—	4.4	4.4	—	—		9.6

Income from other investments	7.5	17.6	14.6	4.4	4.4	4.4	23.8	—		76.7
Interest expense, net	0.2	—	—	—	—	—	—	6.5	(f)	6.7

Income before income taxes	108.6	17.6	14.6	4.4	4.4	4.4	23.8	(15.7)		162.1
Income tax expense	0.2	—	—	—	—	—	—	—		0.2

Net income	108.4	17.6	14.6	4.4	4.4	4.4	23.8	(15.7)		161.9
Less: Predecessor income prior to the IPO	83.6	17.6	14.6	4.4	4.4	3.7	19.8	(14.4)		133.7

Net income subsequent to the IPO	24.8	—	—	—	—	0.7	4.0	$(1.3)		28.2
Less: Net income attributable to noncontrolling interest	11.4	—	—	—	—	(3.9)	—	—		7.5

Net income attributable to the Partnership	$13.4	$—	$—	$—	$—	$4.6	$4.0	$(1.3)		$20.7

General partner’s interest in net income	$0.3									$1.0
Limited partners’ interest in net income	$13.1									$19.7

Net income per limited partners’ unit (basic and diluted)
Common units	$0.10									$0.14
Subordinated units	$0.10									$0.14

Weighted average Limited Partner Units outstanding – Basic and Diluted
Common units	67,475,068									75,167,376
Subordinated units	67,475,068									67,475,068

See accompanying notes to unaudited pro forma consolidated financial statements.

Shell Midstream Partners, L.P.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Adjustments

To enhance comparability, the 2014 results of operations of the Partnership are allocated between those attributable to the Predecessor (January 1 through November 2) and those attributable to the unitholders (November 3 through December 31). This allocation is based on estimated monthly results and a day-based allocation of the November results.

The following items related to the transaction are reflected in the adjustments below:

(a)	Reflects the acquisition and operations of the 36.0% ownership interest in Poseidon, which will be accounted for using the equity method of accounting.

(b)	Reflects the impact to operations of the additional 19.5% ownership interest in Zydeco and the additional 1.388% interest in Colonial on periods after the IPO.

(c)	Reflects the proceeds from borrowing $250.0 million from the Five Year Revolver and $100.0 million from the 364 Day Revolver, as well as the $0.1 million issuance costs relating to the 364 Day Revolver. The Five Year Revolver will mature in October 2019, but each borrowing must be repaid within one year. The 364 Day Revolver matures in June 2016. Borrowings under the two debt facilities bear interest at the three-month LIBOR rate plus a margin. The weighted average interest rate used in the unaudited pro forma condensed consolidated financial statements is 1.5%. A 1/8 percentage point increase in the interest rate on the total of $420.8 million of debt related to the Post-IPO Transactions would increase our consolidated annual interest expense by approximately $0.5 million.

(d)	Reflects a payment to SOPUS of $350.0 million regarding the Poseidon acquisition.

(e)	Reflects additional property damage and business interruption insurance for our 36.0% interest in the underlying assets of Poseidon based on premiums paid to agencies and policy terms.

(f)	Reflects additional interest expense on the above borrowings totaling $350.0 million from our Five Year Revolver and the 364 Day Revolver.

(g)	Reflects the Partnership’s equity in earnings of Mars and Bengal as if they were acquired on January 1, 2014.

(h)	Reflects the Partnership’s dividend income from Colonial as if it were acquired January 1, 2014.

(i)	Reflects changes in insurance as follows:

•	Additional property damage and business interruption insurance for our 28.6% interest in the underlying assets of Mars based on actual premiums paid;

•	Reduction to property damage and business interruption insurance expense for our Zydeco assets based on our actual premiums paid versus those previously allocated from SPLC; and

•	Directors and Officers insurance based on actual premium paid.

(j)	Reflects incremental general and administrative expenses resulting from being a publicly traded partnership, including costs associated with tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and director compensation.

(k)	Reflects $7.1 million for fixed fees related to general and administrative services provided by SPLC under the omnibus agreement as if we incurred those costs beginning January 1, 2014. This fixed fee represents costs in excess of costs allocated by SPLC in the Predecessor’s combined financial statements. Such fixed fee represents incremental personnel costs to be incurred such as Directors and Officers, accounting, tax, treasury and business operations necessary for our partnership that have not been incurred by our Predecessor historically.

(l)	Reflects the reversal of certain expenses, incurred by SPLC and allocated to our Predecessor’s historical statement of operations pursuant to Staff Accounting Bulletin Topic 1:B:1, but not included in our operations after the formation of Zydeco whose operating agreement includes a fixed-fee based charge.

Pro Forma Net Income Per Unit

We compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for the period from November 3, 2014 to December 31, 2014 and for the first and second quarters of 2015. Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units assumed to be outstanding as a result of the initial public offering on November 3, 2014 and the private placement on May 18, 2015. For purposes of this calculation, we have assumed common units and subordinated units issued in 2014 and on May 18, 2015 to be outstanding since November 3, 2014.